EX-99.B15(a)(iv)
                        RULE 12b-1 DISTRIBUTION PLAN FOR
                       GUINNESS FLIGHT ASIA SMALL CAP FUND




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                                                                EX-99.B15(a)(iv)

                                     FORM OF

                          DISTRIBUTION AND SERVICE PLAN


     1. This Distribution and Services Plan (the "Plan") when effective in accordance with its terms, shall be the written plan contemplated by Rule 12b-1 under the Investment Company Act of 1940 (the "1940 Act") of Guinness Flight Asia Smaller Cap Growth Fund, a duly established series of shares (the "Portfolio") of Guinness Flight Investment Funds, Inc., a Maryland corporation, registered as an open-end investment company under the 1940 Act (the "Guinness Funds").

     2. Guinness Funds has entered into separate Administration ("Administration") and General Distribution ("Distribution") Agreements with Investment Company Administration Corporation (the "Administrator") and First Fund Distributors Inc. (the "Distributor"), respectively, with respect to the Portfolio under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers for the Portfolio's shares. Under the Distribution Agreement, the Distributor pays the expenses of printing and distributing any prospectuses, reports and other literature used by the Distributor, advertising, and other promotional activities in connection with the offering of shares of the Portfolio for sale to the public. Guinness Funds has entered into an Investment Advisory Agreement with Guinness Flight Investment Management Limited (the "Investment Adviser"). It is understood that the Administrator may reimburse the Distributor for these expenses from any source available to it, including the administration fee paid to the Administrator by the Portfolio.

     3. The Investment Adviser may, subject to the approval of the Directors, make payments to third parties who render shareholder support services, including but not limited to, answering routine inquiries regarding the Portfolio, processing shareholder transactions and providing such other shareholder and administrative services as Guinness Funds may reasonably request.

     4. The Portfolio will not make separate payments as a result of this Plan to the Investment Adviser, Administrator, Distributor or any other party, it being recognized that the Portfolio presently pays, and will continue to pay, an investment advisory fee to the Investment Adviser and an administration fee to the Administrator. To the extent that any payments made by the Portfolio to the Investment Adviser or Administrator, including payment of fees under the Investment Advisory Agreement or the Administration Agreement, respectively, should be deemed to be indirect financing of any activity primarily intended to result in the sale of shares of the Portfolio within the context of Rule 12b-1 under the 1940 Act, then such payments shall be deemed to be authorized by this Plan.





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     5. This Plan shall  become  effective  upon the first  business  day of the month following approval by a vote of at least a "majority of the outstanding voting securities of the Portfolio" (as defined in the 1940 Act), the Plan having been approved by a vote of a majority of the Directors of Guinness Funds, including a majority of Directors who are not interested persons of Guinness Funds (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreements related to this Plan (the "Independent Directors"), cast in person at a meeting called for the purpose of voting on this Plan.

     6. This Plan shall, unless terminated as hereinafter provided, remain in effect from the date specified above through April 28, 1997, and from year to year thereafter, provided, however, that such continuance is subject to approval annually by a vote of a majority of the Directors of Guinness Funds, including a majority of the Independent Directors, cast in person at a meeting called for the purpose of voting on this Plan. This Plan may be amended at any time by the Board of Directors, provided that (a) any amendment to authorize direct payments by the Portfolio to finance any activity primarily intended to result in the sale of shares of the Portfolio, to increase materially the amount spent by the Portfolio for distribution, or any amendment of the Investment Advisory Agreement or the Administration Agreement to increase the amount to be paid by the Portfolio thereunder shall be effective only upon approval by a vote of a majority of the outstanding voting securities of the Portfolio, and (b) any material amendments of this Plan shall be effective only upon approval in the manner provided in the first sentence in this paragraph.

     7. This Plan may be terminated at any time, without the payment of any penalty, by vote of a majority of the Independent Directors or by a vote of a majority of the outstanding voting securities of the Portfolio.

     8. During the existence of this Plan, Guinness Funds shall require the Investment Advisor and/or Distributor to provide Guinness Funds, for review by Guinness Funds' Board of Directors, and the Directors shall review, at least quarterly, a written report of the amounts expended in connection with financing any activity primarily intended to result in the sale of share of the Portfolio (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.

     9. This Plan does not require the Investment Adviser or Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of shares of the Portfolio.


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     10. Consistent with the limitation of shareholder and Director liability as set forth in the Guinness Funds' Articles of Incorporation, any obligations assumed by the Portfolio pursuant to this Plan and any agreements related to this Plan shall be limited in all cases to the Portfolio and its assets, and shall not constitute obligations of any shareholder or other series of shares of Guinness Funds or of any Director.

     11. If a provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.


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